NEWS RELEASE

Stock Symbols:	(PGF.UN) — TSX
(PGH) — NYSE
(GZ) — TSX
PENGROWTH ENERGY TRUST TO ACQUIRE ACCRETE ENERGY INC.;
ACCRETE MANAGEMENT TO FORM EXPLORECO
(Calgary, July 23, 2008) /Marketwire/ — Pengrowth Corporation, administrator of Pengrowth Energy Trust (“Pengrowth”), and Accrete Energy Inc. (“Accrete”) are pleased to announce that they have entered into a definitive agreement pursuant to which Pengrowth will acquire all of Accrete’s interest in the Harmattan Area through the acquisition of all of the common shares of Accrete. The balance of Accrete’s properties will be acquired by a new growth focussed exploration company (“Exploreco”). Pursuant to a Plan of Arrangement, Accrete shareholders will receive 0.273 of a trust unit of Pengrowth and one-quarter (0.25) of a common share of Exploreco for each Accrete common share they currently hold. The mechanics of the transaction will enable Pengrowth to complete a targeted asset acquisition on metrics that are accretive to Pengrowth unitholders while offering a premium over current market value to Accrete shareholders, including the opportunity for those shareholders to continue to participate in the exploration and development potential currently held by Accrete.
Through the purchase of Accrete, Pengrowth will acquire reserves of approximately 8.4 million barrels of oil equivalent (boe), with associated production of approximately 1,900 boe per day (boe/d). Accrete’s reserves were independently evaluated by GLJ Petroleum Consultants Ltd. Total consideration of $120 million will be paid by Pengrowth through the issuance of approximately 4,951,296 trust units with an aggregate deemed value of $95 million based upon the twenty day weighted average price of Pengrowth Units and through the assumption of $25 million of liabilities of Accrete. In addition, Exploreco has agreed to indemnify Pengrowth for exposure to certain additional liabilities. The Harmattan assets are characterized by high working interest (75%), high netback, liquids rich natural gas and light oil. Wells typically exhibit predictable production histories, relatively low declines and low operating costs (approx. $6.00 per boe). Potential upside includes infill and step out drilling and evaluation of uphole zones. This acquisition is Pengrowth’s third in the area complementing other transactions completed in the past two years.

Exploreco will acquire approximately 3.8 million boe, with associated production of approximately 1,100 boe/d, along with the balance of the indebtedness of Accrete. Near term growth in Exploreco will come from the Claresholm, Granum and Pearce areas of southern Alberta where over 70 high working interest drilling locations targeting light oil and sweet natural gas have been identified. Exploreco’s land base will also comprise a 100% working interest in 23 3/4 sections of lands in the Saxon area that have exposure to the exciting Montney play. Recently shot 3D and 2D seismic programs on the northern portion of this project have confirmed 17 vertical locations for prolific Lower Mannville and Montney targets. An information circular detailing the Arrangement is anticipated to be mailed to shareholders in late July 2008. Exploreco will be led by Mr. Peter Salamon as President assisted by key members of Accrete’s current management. The board of directors of Exploreco will consist of the current board of directors of Accrete. Accrete’s existing credit facility with the National Bank will be assumed in part by Exploreco.
The Arrangement will require the approval of 66 2/3 percent of the votes cast by the shareholders of Accrete. The Arrangement will also require the approval of a majority of Accrete shareholders excluding Accrete shareholders who participate in the incentive plans of Accrete and will receive a “collateral benefit” within the meaning of securities legislation. Officers, directors and certain employees of Accrete, holding collectively approximately 22% of the outstanding common shares of Accrete, have agreed to vote in favour of the Arrangement. The Arrangement is also subject to customary regulatory and court approvals, including the listing approvals of the Toronto Stock Exchange and the New York Stock Exchange for the issuance of the Pengrowth trust units. Closing of the Arrangement is currently scheduled for late August to allow Accrete shareholders to receive Pengrowth’s September, 2008 distribution. If closing occurs after the record date for the September distribution, the number of Trust Units issued by Pengrowth to Accrete shareholders will increase by an amount that approximates the distribution. Accrete has agreed that it will not solicit or initiate discussions or negotiations with any third party for any alternative acquisition transaction involving Accrete. If the transaction is not completed in certain circumstances, Pengrowth will receive a break fee of $3.6 million.
As part of the Arrangement, each Accrete shareholder (excluding insiders) will receive arrangement warrants which will entitle them to participate, pro rata to their shareholding in Accrete, in a $7,500,000 financing at a price equivalent to $1.15 per Accrete common share ($4.60 per Exploreco common share). Immediately following completion of the Arrangement, Exploreco intends to complete a $7,000,000 financing of common shares and flow-through common shares to management, employees, directors and service providers of Exploreco at a price equivalent to $1.15 per Accrete common share and $1.30 per Accrete flow-through common shares ($4.60 per Exploreco common share and $5.20 per Exploreco flow-through common share). The proposed flow through private placement will require approval at the meeting by a separate resolution of the Accrete shareholders, excluding those shareholders who are participating in the flow through private placement.
The pricing of the arrangement warrants and the flow-through private placement was determined by the board of directors of Accrete in conjunction with its financial advisor GMP Securities L.P. The aggregate proceeds from the financings by Exploreco will be used to reduce assumed debt to approximately $13,000,000. Cash flow from the properties acquired by Exploreco together with funds available under its credit facility will be used to fund operations.

GMP Securities L.P. is acting as the exclusive financial advisor to Accrete with respect to the Arrangement and has provided a verbal opinion to the Board of Accrete that, as of the date hereof, the consideration to be received by the Accrete shareholders is fair from a financial point of view. The board of directors of Accrete has approved the Arrangement and concluded that the transaction is in the best interests of the Accrete shareholders and has resolved to recommend that the Accrete shareholders vote in favour of the proposed Arrangement.
About Pengrowth:
Founded in 1988, Pengrowth Energy Trust is one of North America’s largest and most successful energy trusts. Pengrowth is traded on both the New York (PGH) and Toronto Stock Exchanges (PGF.UN), and has a current enterprise value of approximately $6.5 billion (CDN) and more than 600 team members who support its operations and activities. Pengrowth is recognized as a pioneer and leader in the Canadian energy trust sector.
PENGROWTH CORPORATION
James S. Kinnear
Chairman, President and Chief Executive Officer
For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111 Facsimile: (403) 693-8889
For media inquiries contact:
Telephone: (403) 266-8355 Facsimile: (403) 781-9683
About Accrete:
Accrete is a junior oil and gas company focused on the acquisition, exploration, exploitation and development of oil and natural gas in western Canada that trades under the symbol “GZ” on the Toronto Stock Exchange.
ACCRETE ENERGY INC.
Mr. Peter Salamon
President & CEO
Mr. Tom Dalton
Vice President Finance & CFO
2100, 500 — 4th Avenue S.W.
Calgary, AB T2P 2V6
Phone: (403) 269-8846
Email: investorrelations@accrete-energy.com
Website: www.accrete-energy.com

Advisory Regarding Reserves Information
The reserves and production information herein is presented on a before royalties, proved plus probable basis based on the December 31, 2007 forecast pricing of GLJ Petroleum Consultants. Disclosure provided herein in respect of reserves and production reported in barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. U.S. readers are cautioned that the reserves reported herein are reported in accordance with Canadian reporting standards and are not comparable to those of companies in the United States; specifically, we report gross production and reserve volumes before the deduction of royalties, we include both proved and probable reserves and we estimate our reserves on the basis of forecast prices and costs.
Advisory Regarding Forward-Looking Statements
This Press Release contains forward-looking statements within the meaning of securities laws, including the “safe harbour” provisions of the Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “guidance”, “may”, “will, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this Press Release include, but are not limited to, statements with respect to: benefits of, and synergies associated with, the Arrangement; attributes of Pengrowth, Accrete and Exploreco; terms of the Arrangement; formation and management of Exploreco; timing of steps required to effect the Arrangement; the closing date; stock exchange, regulatory and court approvals; reserves; estimated production; operating costs; growth potential; drilling locations; Exploreco debt; development plans and programs; and commodity prices and costs. Statements relating to “reserves” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.
Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Pengrowth and Accrete concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management of Pengrowth and Accrete consider these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; ability of each of Pengrowth, Accrete and Exploreco to replace and expand oil and gas reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; uncertainty of receiving shareholder approval for the transactions contemplated herein; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; compliance with environmental laws and regulations; changes in tax and royalty laws; the failure to qualify as a mutual fund trust; and Pengrowth’s ability to access external sources of debt and equity capital. Further information regarding these factors may be found under “Business Risks” in Pengrowth’s most recent Management’s Discussion and Analysis, under “Risk Factors” in Pengrowth’s Annual Information Form dated March 19, 2008, under “Risks” in Accrete’s Management’s Discussion and Analysis for the year ended December 31, 2007 and under “Risk Factors” in Accrete’s Annual Information Form dated March 28, 2008.
Readers are cautioned that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this Press Release are made as of the date of this Press Release and Pengrowth and Accrete do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements contained in this Press Release are expressly qualified by this cautionary statement.